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                                   Exhibit 4.3
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1.       Option Agreement with one (1) individual for 250 common shares of the
         Company at an exercise price of $6.32 per share. Options vest at a rate of 20% per year over five (5) years.

2. Option Agreements with twenty-five (25) individuals for an aggregate of 22,400 common shares of the Company at an exercise price of $25.29 per share. Options vest at a rate of 20% per year over five (5) years.

3. Option Agreements with two (2) individuals each for 27,500 common shares of the Company at an exercise price of $19.31 per share; such options vest at a rate of 33.33% per year over three (3) years. Option Agreements with nine (9) individuals for an aggregate of 44,750 common shares of the Company at an exercise price of $19.31 per share; such options vest at a rate of 20% per year over five (5) years.